FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of July, 2015

Gilat Satellite Networks Ltd.

(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐   No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated July 6, 2015, announcing that the Bolivian Space Agency has selected Gilat for its National VSAT platform enabling comprehensive connectivity capabilities.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated July 6, 2015	By: /s/ Yael Shofar
Yael Shofar
Associate General Counsel

Bolivian Space Agency Selects Gilat for its National VSAT
Platform Enabling Comprehensive Connectivity Capabilities

Agencia Boliviana Espacial orders SkyEdge II-c hub and high-throughput
Gemini VSATs for its Tupac Katari Satellite Program

Petah Tikva, Israel, July 06, 2015 -- Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, announced today that Agencia Boliviana Espacial (ABE), the Bolivian Space Agency, placed an initial order for a SkyEdge II-c hub, high-throughput Gemini VSATs, SatCare maintenance and training as the basis for a national VSAT platform for its Tupac Katari Satellite Program.

“We have been providing space segment services since April of 2015. With our new satellite network in place, we will be able to offer complete connectivity solutions,” explained ABE Executive Director, Ivan Zambrana. “We believe that Gilat’s SkyEdge II-c technology will enable a range of high-quality, high-throughput services to our customers, making it the perfect match for our Tupac Katari satellite.”

“Once ABE launched its own satellite, we enabled them to become a fully integrated satellite operator,” added Russell Ribeiro, Gilat LATAM's Regional Vice President. "The first step was to acquire its own hub and VSATs to serve as the foundation of a nationwide network. The next step is to pursue opportunities together with government agencies, mobile operators and DTH companies for projects including elections, disaster recovery, Internet-to-home and more.”

About ABE
ABE, or Bolivian Space Agency, is a public company of Bolivia responsible for space activities in that country. Established in 2010, the agency is charged with the launch, management and use of the national satellite, Tupac Katari.

About Gilat
Gilat Satellite Networks Ltd (NASDAQ, TASE: GILT) is a leading provider of products and services for satellite-based broadband communications. Gilat develops and markets a wide range of high-performance satellite ground segment equipment and VSATs, with an increasing focus on the consumer and Ka-band market. In addition, Gilat enables mobile SOTM (Satellite-on-the-Move) solutions providing low-profile antennas, next generation solid-state power amplifiers and modems. Gilat also provides managed network and satellite-based services for rural telephony and Internet access via its subsidiaries in Peru and Colombia.

With over 25 years of experience, and over a million products shipped to more than 90 countries, Gilat has provided enterprises, service providers and operators with efficient and reliable satellite-based connectivity solutions, including cellular backhaul, banking, retail, e-government and rural communication networks. Gilat also enables leading defense, public security and news organizations to implement advanced, on-the-move tactical communications on board their land, air and sea fleets using Gilat's high-performance SOTM solutions. Gilat controlling shareholders are the FIMI Private Equity Funds. For more information, please visit us at www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:
Gilat Satellite Networks
Joelle Inowlocki
JoelleI@gilat.com

KCSA Strategic Communications
Phil Carlson, Vice President
(212) 896-1233
pcarlson@kcsa.com